

June 5, 2012

Via E-mail
Brian D. Doubles
President
RFS Holding, LLC
777 Long Ridge Road
Stamford, CT 06927

Re: RFS Holding, LLC
        Registration Statement on Form S-3
        Filed May 16, 2012
        File Nos. 333-181466; 333-181466-01

Dear Mr. Doubles:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compliance with Underwriting Criteria, page S-25

1.   We note on page S-25 the sentence that you intend to include accounts that were acquired by third parties and you did not or will not re-underwrite these acquired accounts and therefore, such accounts were not originated in accordance with the procedures described in this prospectus supplement and the accompanying prospectus. Please revise the sentence and instead disclose (or provide bracketed disclosure as applicable) the third party's underwriting criteria to originate such acquired accounts or to purchase the accounts. Please also provide a description of the method and criteria by which the pool assets were selected for the transaction. Refer to Item 1111(a) of Regulation AB.

2.   We note on page S-25 that you intend to include assets that were exceptions to the underwriting criteria. The disclosure does not appear to comply with the requirements of Item 1111(a)(8) of Regulation AB. Please revise to disclose (or include bracketed disclosure, as applicable, on) how accounts deviated from the disclosed underwriting decisions or other criteria or benchmark. For example, it is not clear whether the accounts lacking requisite manager approval deviated from the disclosed criteria or benchmarks for that reason alone or for other reasons.   Also, it appears that the "credit related reasons" for the exceptions could be compensating factors and if so, please revise to disclose what factors were used to make the determination to include these accounts despite being exceptions to the underwriting criteria or supplementally explain why they need not be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        If you have any questions regarding these comments, you may contact Steve Gendron at (202) 551-3783 or me at (202) 551-3850.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief

cc: Julie A. Gillespie, Esq.
        Mayer Brown LLP